Astoria Financial Corporation

Long Island's Premier Community Bank

www.astoriafederal.com

Investor Presentation
First Quarter Ended
March 31, 2007

Astoria Financial Corporation

This presentation may contain forward-looking statements that are based on various assumptions and analyses made by us in light of our management's experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors (many of which are beyond our control) that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. These factors include, without limitation, the following: the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control; there may be increases in competitive pressure among financial institutions or from non-financial institutions; changes in the interest rate environment may reduce interest margins or affect the value of our investments; changes in deposit flows, loan demand or real estate values may adversely affect our business; changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently; general economic conditions, either nationally or locally in some or all areas in which we do business, or conditions in the real estate or securities markets or the banking industry may be less favorable than we currently anticipate; legislation or regulatory changes may adversely affect our business; technological changes may be more difficult or expensive than we anticipate; success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may be determined adverse to us or may delay occurrence or non-occurrence of events longer than we anticipate. We assume no obligation to update any forward-looking statements to reflect events or circumstances after the date of this document.

Astoria Financial Corporation

Corporate Profile

NYSE: AF

- $21.4 billion in assets
- $15.1 billion in loans
- $13.4 billion in deposits
- 8.3% deposit market share in Long Island market
  - Largest thrift depository
- Insider & ESOP stock ownership: 21%
- Corporate Governance: AF outperformed 98.8% of all banks in the S&P Banks industry group*
- $2.6 billion market cap
- 13+ years as a public company – enhancing shareholder value

All figures in this presentation are as of March 31, 2007 and all stock market data is as of May 1, 2007, except as noted.

*** Source: Institutional Shareholder Services (ISS)**

Astoria Financial Corporation

Dividend Growth

CAGR = 26%



$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$0.067
$0.143
$0.187
$0.267
$0.32
$0.34
$0.407
$0.513
$0.573
$0.667
$0.80
$0.96
$1.04
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007*

* 2Q07 annualized; yielding 3.91%, as of May 1, 2007

Astoria Financial Corporation

Cumulative Cash Returned to Shareholders

Over $2.3 billion returned to shareholders in the past 10+ years

(In Millions)



Stock Repurchased
Dividends
$2,500
$2,000
$1,500
$1,000
$500
$0
$110
$159
$57
$102
$368
$106
$262
$501
$155
$346
$846
$210
$636
$1,121
$275
$846
$1,382
$340
$1,042
$1,679
$412
$1,267
$1,941
$493
$1,448
$2,284
$585
$1,699
$2,337
$609
$1,728
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
3/31/2007

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	3/31/2007
Shares Repurchased:	6.7M	1.0M	12.8M	7.8M	15.5M	10.9M	10.6M	9.1M	6.6M	8.4M	1.0M
Average Price:	$12.85	$16.31	$12.48	$10.81	$18.70	$19.32	$18.42	$24.82	$27.49	$29.92	$28.35

Astoria Financial Corporation

1Q07 Financial Highlights

- Deposits increased $198 million, or 6% annualized
- Loan portfolio increased $124 million, or 3% annualized
  - One-to-four family loan portfolio increased $156 million, or 6% annualized, to $10.4 billion
- Securities portfolio decreased $252 million, or 19% annualized
- Borrowings decreased $440 million, or 26% annualized
- Repurchased 1.0 million shares

Astoria Financial Corporation

Stock Performance - Comparative Ten Year Total Return



AF CAGR = 11%
187%
128%
120%
Percent
200
150
100
50
0
AF
Dow
S&P 500

Comparative returns from March 31, 1997 – March 31, 2007

Astoria Financial Corporation

Focus on Core Business

(In Billions)



Assets
Loans
vs.
Securities
$16
$12
$8
$4
$15.1
$10.3
$10.8
$5.1
12/31/99 03/31/07
12/31/99 03/31/07



Liabilities
Deposits
vs.
Borrowings
$14
$12
$10
$8
$6
$13.4
$9.6
$11.5
$6.4
12/31/99 03/31/07
12/31/99 03/31/07

Astoria Financial Corporation

Improving Balance Sheet Quality

At December 31, 1999

Assets


Other
8%
Securities
47%
Loans
45%

Liabilities & Shareholders' Equity


Equity
5%
Other
2%
Borrowings
51%
Deposits
42%

Total Assets: $22,696,536

At March 31, 2007

Assets


Other
5%
Securities
24%
Loans
71%

Liabilities & Shareholders' Equity


Other
1%
Equity
6%
Borrowings
30%
Deposits
63%

Total Assets: 21,393,867

Astoria Financial Corporation

A Simple Formula for Enhancing Shareholder Value

MORTGAGE LENDING
- Portfolio lender, not a mtge. banker
- 1-4 Family, Multi-Family and Commercial R.E. expertise
- Superior asset quality

EFFICIENCY

RETAIL BANKING
- Premier community bank on Long Island
- Dominant deposit market share
- #1 thrift depository in core market

SOLID RETURNS

ASTORIA FINANCIAL CORPORATION

1-4 Family Mortgage Lending

- ✓ Primarily short-term, 5/1 hybrid ARMs for portfolio
  - Minimizes interest rate risk
- ✓ Multiple delivery channels provide flexibility & efficiency
  - Retail*
  - Commissioned brokers covering 26 states*
  - Third party originators – correspondents covering 43 states*
- ✓ Secondary marketing capability
  - Sale of 15 year and 30 year fixed rate loans reduces interest rate risk
- ✓ Geographically diversified portfolio
  - Reduces lending concentrations

* All loans underwritten to Astoria's stringent standards. Broker and correspondent networks also include D.C.

ASTORIA FINANCIAL CORPORATION

Geographic Composition of 1-4 Family Loan Portfolio

At March 31, 2007


New Jersey
11%
New York
23%
Connecticut
11%
Illinois
10%
Other < 5%
14%
Virginia
9%
Massachusetts
7%
California
7%
Maryland
8%

Total 1-4 Family Loan Portfolio

$10.4 Billion

Astoria Financial Corporation

1-4 Family Mortgage Loan Originations

(In Billions)



By Product Type
3/1 ARM
5/1 ARM
Other ARM
Other
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$3.9B
$4.5B
$5.6B
$3.2B
$3.3B
$2.7B
$0.76B
2001
2002
2003
2004
2005
2006
1Q07

	2001	2002	2003	2004	2005	2006	1Q07
Net portfolio growth:	+$254.7 M	($895.7) M	($238.3) M	+$83.7 M	+$703.2 M	+$456.2 M	+$156.2 M
Weighted Avg. Portfolio Coupon at Period End	7.01%	6.33%	5.26%	5.05%	5.19%	5.48%	5.51%

Astoria Financial Corporation

Multifamily/Commercial Real Estate Lending

- Solid and growing Multifamily/CRE portfolio
  - ✓ $4.1 billion in portfolio
    - Weighted Average Coupon at March 31, 2007: 5.84%
  - ✓ Conservative underwriting
    - Weighted average LTV of portfolio < 65%
  - ✓ Average loan in portfolio < $1 million
  - ✓ Approximately 85% of multifamily portfolio is subject to rent control or rent stabilization

Note: LTV is based on current principal balances and original appraised values.

ASTORIA FINANCIAL CORPORATION

Multifamily/CRE Portfolio Growth

(In Billions)



Multifamily
CRE
CAGR = 15%
$4.5
$4.0
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$2.3
$3.1
$3.5
$3.9
$4.1
$4.1
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
03/31/07

% of total loans	20%	25%	27%	27%	27%	27%

Average loan balance outstanding is < $1 million.

ASTORIA FINANCIAL CORPORATION

Asset Quality Focus

- Limited credit risk
  - ✓ Conservative underwriting, top quality loans, low LTVs
  - ✓ No sub-prime or payment option ARM lending
- Strong reserves
  - ✓ Non-performing assets: 0.32% of total assets
  - ✓ Allowance for loan losses/non-performing loans: 118%
- Top quality MBS portfolio
  - ✓ Primarily GSE, agency or ‘AAA’ rated

Astoria Financial Corporation

Interest Rate Risk Management

- One year gap: -16.18%
- Key balance sheet components
  - ✓ Short-term hybrid adjustable-rate mortgage loan portfolio
  - ✓ Short weighted average life MBS portfolio

Offset by:

- ✓ Large, low-cost checking, savings and money market deposit base – provides natural hedge against rising rates
- ✓ Longer-term CDs
  - – Over the past twelve months, $1.4 billion of non-callable CDs with maturities of 18 months or greater were issued or repriced with a weighted average rate of 5.12% and a weighted average original maturity of 27 months
- ✓ Borrowings – as needed

ASTORIA FINANCIAL CORPORATION

Leading Retail Banking Franchise

- $13.4 billion in deposits, 86 banking office network
  - Serving the Long Island market since 1888
- Low cost/stable source of funds – average cost: 3.34%*
- $12.5 billion, or 93%, of total deposits emanate from within 5 miles of a branch
- Banking offices with high average deposits contribute to efficiency
  - Long Island Offices (83) – *Nassau (29), Queens (17), Suffolk (25), Brooklyn (12)* – Average Deposits of $155 Million
  - Westchester Offices (3) – Average Deposits of $178 Million
- Alternative delivery channels
  - ATM's, telephone and Internet banking

* Average cost for the quarter ended March 31, 2007.

Long Island Powerhouse

Banking Offices and Deposit Share Ranking on Long Island

Overall Deposit Share Ranking:

#1- all thrifts, #4- all financial institutions


Queens
Brooklyn
Nassau
Suffolk

Astoria Financial Corporation

Well Positioned in Each of Our Key Markets

Deposits

($ in millions) — **Nassau**

Institution	Total	Share	Branches
1. Chase	$8,217	17%	82
2. Capital One/North Fork	6,479	13	59
3. Citigroup	6,045	12	54
4. NY Community	5,506	11	38
5. Astoria	**4,942**	**10**	**29**
Total	$49,243		468

Median household income: $90,227

($ in millions) — **Queens**

Institution	Total	Share	Branches
1. Chase	$7,200	19%	65
2. Capital One/North Fork	4,723	13	51
3. Citigroup	4,609	12	29
4. Astoria	**3,158**	**8**	**17**
5. NY Community	2,882	8	39
Total	$37,527		396

Median household income: $53,531

($ in millions) — **Suffolk**

Institution	Total	Share	Branches
1. Capital One/North Fork	$8,796	26%	63
2. Chase	6,474	19	80
3. Astoria	**3,070**	**9**	**25**
4. WaMu	2,643	8	36
5. Citigroup	2,446	7	28
Total	$33,690		418

Median household income: $81,248

($ in millions) — **Brooklyn**

Institution	Total	Share	Branches
1. Chase	$6,736	21%	44
2. Citigroup	3,793	12	25
3. Sovereign	3,659	11	21
4. WaMu	3,531	11	29
5. HSBC	3,512	11	27
Astoria (#7)	**1,616**	**5**	**12**
Total	$32,800		292

Median household income: $40,311

U.S. Median HHI: $51,546 / NY State Median HHI: $54,403

Source: FDIC Summary of Deposits, SNL Financial. Data as of June 30, 2006. Includes completed transactions.
* Astoria's deposits highlighted above are comprised of retail community deposits. Astoria does not solicit broker or municipal deposits.

ASTORIA FINANCIAL CORPORATION

Strong Position in Core Market

Brooklyn, Queens, Nassau and Suffolk

The combined population of these four counties (7.6 million) exceeds the population of 38 individual U.S. states

(Dollars in millions)

Institution	Deposits	June 06/05 Growth	Market Share	Branches	Average Deposits
1. Chase	$ 28,626	$ 1,170	18.7%	271	$106
2. Capital One/North Fork	22,766	(1,723)	14.9	201	113
3. Citibank	16,894	527	11.0	136	124
4. ASTORIA*	12,786	453	8.3	83	154
5. Washington Mutual	10,970	257	7.2	127	86
6. NY Community	10,665	326	7.0	121	88
7. HSBC	9,865	476	6.4	93	106
8. Sovereign	5,178	476	3.4	38	136
9. Bank of America	5,037	(436)	3.3	112	45
10. Commerce	4,957	1,923	3.2	48	103
Total – Top 10	$127,744	$ 3,449	83.4%	1,230	104
Total - Core Market	$153,259	$ 5,214	100.0%	1,574	97

* Astoria's deposits highlighted above are comprised of retail community deposits. Astoria does not solicit broker or municipal deposits.

Source: FDIC Summary of Deposits. Data as of June 30, 2006.

Astoria Financial Corporation

Market Share Trend – 1999 - 2006

Brooklyn, Queens, Nassau and Suffolk

(Dollars in millions) Institution	June 2006 Deposits	June 99-06 $ Growth	June 99-06 Growth %	June 2006 Market Share	June 99-06 Market Share Gain/Loss	June 99-06 Change in # of Branches
1. Chase	$28,626	$ 9,696	51.2%	18.7%	1.7%	- 9
2. Capital One/North Fork	22,766	5,389	31.0	14.9	(0.7)	+ 6
3. Commerce	4,957	4,957		3.2	3.2	+ 48
4. ASTORIA*	12,786	3,592	39.1	8.3	0.0	- 1
5. Citibank	16,894	3,053	22.1	11.0	(1.4)	- 21
6. NY Community	10,665	2,623	32.6	7.0	(0.2)	+ 21
7. Sovereign	5,178	2,003	63.1	3.4	0.5	+ 9
8. Washington Mutual	10,970	1,780	19.4	7.2	(1.1)	+ 49
9. HSBC	9,865	1,334	15.6	6.4	(1.3)	- 7
10. Bank of America	5,037	(2,901)	(36.5)	3.3	(3.8)	- 12
Total - Top 10	$127,744	$31,526	32.8%	83.4%	(3.1)	+ 83
Total - Core Market	$ 153,259	$41,916	37.6%	100.0%		+190

* Astoria's deposits highlighted above are comprised of retail community deposits. Astoria does not solicit broker or municipal deposits.

Source: FDIC Summary of Deposits. Data as of June 30, 2006.

Astoria Financial Corporation

Retail Banking

- Acquisition with organic growth vs. de-novo branching
- Differentiation from competition
  - Maintain pricing discipline
  - Pro-active sales culture
  - Focus on customer service
  - Strong support of local community-based organizations and activities

Astoria Financial Corporation

Sales – PEAK Process

Performance based on **E**nthusiasm, **A**ctions and **K**nowledge

"Sales Oriented and Service Obsessed"

✓ A "needs" based approach to sales rather than "product" based approach

✓ Highly interactive program – daily and weekly meetings create a focus that is shared throughout the branch network

✓ Incentives for strong performance, both individual and team

ASTORIA FINANCIAL CORPORATION

Customer Satisfaction

Key Findings: Favorably Positioned Against Competitors

- 71% of Astoria customers are highly satisfied
- 71% of Astoria customers are highly likely to recommend Astoria to friend/family member
- Astoria customers are 22% more likely to net increase their deposit relationship than are competitor customers.
- Satisfaction with the branch is by far the strongest driver of overall satisfaction – 86% of Astoria customers are highly satisfied with quality of branch service

Astoria Financial Corporation

Community Involvement

Key Initiatives

- Education First
  - Supports lifelong learning, promotes savings and provides meaningful financial solutions to improve the way our customers live
- Neighborhood Outreach
  - Supports local organizations that enrich the communities within our market area
  - Nearly 1000 community-based organizations supported annually
- Results/Recognition
  - Five consecutive "Outstanding" Community Reinvestment Act ratings by OTS

Astoria Federal: An integral part of the fabric of the communities we serve

ASTORIA FINANCIAL CORPORATION

Core Community Deposits

At March 31, 2007



Money Market: $0.4B
Rate: 1.00%
Savings: $2.1B
Rate: 0.40%
Now/Demand: $1.5B
Rate: 0.06%
*Liquid CDs: $1.6B
Rate: 4.93%
*Retail CDs: $7.8B
Rate: 4.71%

Total - $13.4 Billion

*** Note:** 58% of the households that have a retail CD or Liquid CD account also have a low cost checking, savings or money market account relationship.

Astoria Financial Corporation

G&A Expense Ratio[1]


2.5
2.0
1.5
1.0
0.5
0.0
Percent
2002
2003
2004
2005
2006*
All U.S. Thrifts
NY Thrifts
AF

* Most recent data available for All US Thrifts and NY Thrifts is for the year ended December 31, 2006. AF is for the three months ended March 31, 2007.
Source: SNL Financial – Median Ratios

(1) G&A expense ratio represents general and administrative expense divided by average assets.

Astoria Financial Corporation

Goodwill Claims - Update

- U.S. Court of Appeals for the Federal Circuit reversed AF award of $436 million on February 1, 2007 in the LISB case
  - AF filed a petition for rehearing or rehearing *en banc* on April 2, 2007 with the U.S. Court of Appeals for the Federal Circuit
- Remaining goodwill litigation claim
  - $160 million of original supervisory goodwill created by Fidelity NY - $135 million written off
  - Trial commenced on April 19, 2007 before the U.S. Court of Federal Claims

ASTORIA FINANCIAL CORPORATION

2007 Outlook

Challenges

- Inverted U.S. Treasury yield curve
  - ✓ Anticipated gradual flattening of the yield curve in the latter half of 2007 and into 2008 may result in modest net interest margin compression continuing with a full year 2007 estimate of approximately 1.63%

Strategies

- Remain focused
  - ✓ Grow loans and deposits
    - – Maintain credit standards
    - – Maintain pricing discipline
  - ✓ Reduce securities
- Maintain superior operating efficiency
- Continue buying back AF stock, maintaining tangible capital levels at or near 4.75%

Objective: Produce solid returns

ASTORIA FINANCIAL CORPORATION

Investment Merits

- Strong balance sheet – superior asset quality
- Attractive banking franchise
  - ✓ Dominant deposit market share in core market
- Superior operating efficiency
- Well capitalized
- Proactive Capital Management
  - ✓ Stock repurchase program in place
  - ✓ 26% compounded annual growth in dividend*
  - ✓ Over $2.3 billion returned to shareholders in the past 10+ years

* CAGR from 1995, commencement of quarterly dividend, to 2Q07 annualized

Astoria Financial Corporation

AF: A Record of Enhancing Shareholder Value

Addendum

ASTORIA FINANCIAL CORPORATION

Ownership Profile

March 31, 2007


Retail
6%
Officers & Directors
10%
ESOP
11%
Institutions
73%

Shares Outstanding: 97,477,001

Astoria Financial Corporation

Acquisition History

Year	Thrift	# Branches	Assets (in millions)
1973	Metropolitan Federal	2	$ 50
1979	Citizens Savings (FSLIC)	5	130
1982	Hastings-on-Hudson Federal	3	100
1984	Chenango Federal [(1)]	1	25
1987	Oneonta Federal [(1)]	4	205
1990	Whitestone Savings (RTC)	4	280
1995	Fidelity New York [(2)]	18	1,800
1997	The Greater NY Savings Bank	14	2,400
1998	Long Island Bancorp, Inc.	35	6,600
	Total	86	$11,590

(1) Branches sold in 1999
(2) One satellite office closed in 1997

ASTORIA FINANCIAL CORPORATION

1-4 Family Delinquency Ratios: AF vs. MBA



Percent
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
09/30/98
12/31/98
03/31/99
06/30/99
09/30/99
12/31/99
03/31/00
06/30/00
09/30/00
12/31/00
03/31/01
06/30/01
09/30/01
12/31/01
03/31/02
06/30/02
09/30/02
12/31/02
03/31/03
06/30/03
09/30/03
12/31/03
03/31/04
06/30/04
09/30/04
12/31/04
03/31/05
06/30/05
09/30/05
12/31/05
03/31/06
06/30/06
09/30/06
12/31/06
03/31/07
MBA NY conv
MBA US conv
AF

Source: MBA National Delinquency Survey.   Beginning with 3Q02, MBA statistics for conventional loans excludes sub-prime loans.

ASTORIA FINANCIAL CORPORATION

1- 4 Family Mortgage Loan Originations

(In Billions)



By Delivery Channel
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$5.6B
$3.2B
$3.3B
$2.7B
$.076B
2003
2004
2005
2006
1Q07
Retail
Broker
Correspondent

Astoria Financial Corporation

Geographic Composition of 1- 4 Family Loan Originations

For the quarter ended March 31, 2007


California
15%
Illinois
14%
Massachusetts
12%
Connecticut
10%
Maryland
6%
Virginia
6%
Other <5%
15%
New York
22%

Total 1-4 Family Originations: $760 Million

Excludes home equity

ASTORIA FINANCIAL CORPORATION

Geographic Composition of Multifamily/CRE Loan Originations

For the quarter ended March 31, 2007



Pennsylvania 1%
Illinois 3%
Florida 13%
New York, New Jersey, Connecticut 83%

Total Multifamily/CRE Originations $134 Million

ASTORIA FINANCIAL CORPORATION

Interest Rate Risk Management

	CDs Issued or Repriced*	Weighted Average Rate	Weighted Average Original Term
2Q06	$384.0 Million	5.07%	31 months
3Q06	$268.9 Million	5.27%	34 months
4Q06	$211.6 Million	5.08%	20 months
1Q07	$492.8 Million	5.09%	22 months
TOTAL	**$1.4 Billion**	**5.12%**	**27 months**

* Non-callable CDs issued or repriced during the period with an original maturity of 18 months or greater

Astoria Financial Corporation

Glossary

ARM – Adjustable Rate Mortgage
CAGR – Compounded Annual Growth Rate
CRE – Commercial Real Estate
ESOP – Employee Stock Ownership Plan
GSE – Government Sponsored Enterprise
ISS – Institutional Shareholder Services
LTV – Loan-To-Value ratio
MBS – Mortgage-Backed Securities
OTS – Office of Thrift Supervision

Astoria Financial Corporation

Long Island's Premier Community Bank

www.astoriafederal.com